

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 31, 2007

Via U.S. Mail and Fax (817) 870-0379
Mr. Louis G. Baldwin
Chief Financial Officer
XTO Energy Inc.
810 Houston Street
Fort Worth, TX 76102

      Re: **XTO Energy, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 1, 2007

              Form 10-Q for the quarter ended March 31, 2007
              Filed May 7, 2007

              Form 10-Q for the quarter ended June 30, 2007
              Filed August 7, 2007

              Form 8-K/A filed October 12, 2007

              File No. 1-10662

Dear Mr. Baldwin:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Item 9A. Controls and Procedures, page 46

1. We note your disclosure that you performed an evaluation of the effectiveness of the <u>design and operation</u> of your disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15. Please amend your filing to simply state that you performed an evaluation of the effectiveness of your disclosure controls and procedures. See Exchange Act Rule 13a-15(b).

2. We also note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective in timely alerting them to material information required to be included in your periodic filings with the Securities and Exchange Commission. Please indicate whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the specified time periods. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page 86

3. Please remove the subtotal, "Future net cash flows before income taxes" from your table. The provisions of SFAS 69 do not provide for such disclosure. See paragraph 30 and Appendix A, Illustration 5 of SFAS 69. In addition, please remove the disclosure of the year end standardized measure before income taxes in note (a) as these amounts represent non-GAAP financial measures.

Quarterly reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007

Exhibits 31.1 and 31.2

4. Please ensure that the certifications reflect the exact language required by Item 601(b)(31) of Regulation S-K. For example, we note that you have added the phrase "or for causing such controls and procedures to be established and maintained" to the introductory language in paragraph 4, and have omitted the phrase "in accordance with generally accepted accounting principles" in paragraph 4, subsection (b). Please file an amendment to your quarterly reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007 to file the proper certifications. In each case, you may file an abbreviated amendment that includes a cover page, the controls and procedures disclosure required by Item 307 of Regulation S-K, an executed signature page, and the certifications required by Item 601(b)(31). You may also include an

explanatory note in each amendment. If you choose to file abbreviated amendments and therefore omit financial statements and other financial information, you may omit paragraph 3 of your certifications in such amendments.

Form 8-K/A filed October 12, 2007

Notes to Statements of Revenues and Direct Operating Expenses Year Ended December 31, 2006 and the Six Months Ended June 30, 2007 and 2006
Note 1. Basis of Presentation, page 4

5. Please revise your disclosure to comply with our letter dated August 10, 2007 and describe how the financial statements presented are not indicative of the financial condition or results of operations of the Properties going forward due to the changes in the business and omission of various operating expenses.

XTO Energy Inc. Notes to Pro Forma Consolidated Financial Statements
Note 2. Pro Forma Adjustments, page 6

6. Revise your disclosure to clarify how the amounts referenced in your footnote 2(a) reconcile to the adjustments presented on your pro forma balance sheet.

7. We note the disclosure in Note 2 on page 4 of the Statements of Revenues and Direct Operating Expenses of the Properties, as defined, which states gas imbalances are accounted for under the sales method. We also note that XTO Energy accounts for its gas imbalances using the entitlement method. Tell us where your pro forma financial statements have been adjusted to conform this difference in accounting methods.

Note 3. Pro Forma Oil and Gas Supplemental Financial Information, page 7

Pro Forma Standardized Measure of Discounted Future Net Cash Flows at December 31, 2006, page 8

8. Please remove the subtotal, "Future net cash flows before income taxes" from your table. The provisions of SFAS 69 do not provide for such disclosure. See paragraph 30 and Appendix A, Illustration 5 of SFAS 69.

Engineering comments:

Website – www.xtoenergy.com

9. We note your statement "XTO is targeting <u>upsides of more than 7.3 Tcfe</u> or 85% of its YE '06 reserve base". If you continue to make references on your web site to reserve measures other than proved, please accompany such disclosure with the following cautionary language:

   Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms on this web site, such as [identify the terms], that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K, File No. 1-10662, available from us at [address at which investors can request the filing]. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

10. We note your statement, "The Company's <u>low-risk development inventory of more than 7.3 Tcfe</u> should provide steady production and reserve growth for years to come". The term "development" implies the existence of proved undeveloped reserves per paragraphs 11 and 16 of Rule 4-10(a) of Regulation S-X. Please expand your description of this "inventory" to avoid confusion between these hydrocarbon volumes and your disclosed proved reserves. We may have additional comments.

<u>Annual Report for Fiscal Year-Ending December 31, 2006 on Form 10-K</u>

<u>Business and Properties, page 1</u>

<u>General, page 2</u>

11. We note your statement, "We have a substantial inventory of between 6,750 and 7,700 identified potential drilling locations." Please expand this to disclose the number of these locations to which you have attributed proved undeveloped reserves.

<u>Exploration and Production Data, page 9</u>

12. Please amend your document to disclose your net oil, NGL and natural gas production for each of the last three years. Refer to SEC Industry Guide 2, paragraph 3.

<u>Acreage, page 10</u>

13. We note your disclosure of undeveloped acreage. Paragraph 5 to SEC Industry Guide 2 requests the disclosure of the minimum remaining terms of material leases and concessions. Please amend your document to disclose any material acreage expiry over the next three years to comply with Guide 2.

Critical Accounting Policies and Estimates, page 40

Oil and Gas Reserves, page 41

14. We note your statement, "Our proved reserve extensions, additions and discoveries in 2006 included an increase of 1.03 Tcfe in proved undeveloped reserves, or approximately 66% of our total extensions, additions and discoveries, which are expected to be developed within three years. Over the past five years, approximately 73% of our proved reserves extensions, additions and discoveries were proved undeveloped reserves which were generally reclassified to proved developed reserves within three years". With a view toward possible disclosure, please explain to us the disposition of the remainder of the proved undeveloped reserves that were not reclassified to proved developed.

Supplementary Financial Information for Oil and Gas Producing Activities (Unaudited), page 84

Proved Reserves, page 85

15. We note the significant additions to your proved reserves from extensions, additions and discoveries. Paragraph 11 of Financial Accounting Standard 69 requires the "appropriate explanation of significant changes". Please amend your document to explain these additions for each of the last three years.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Questions regarding the engineering comments can be directed to Ron Winfrey at (202) 551-3704. You may contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director